VIA EDGAR

December 18, 2012

Larry Spirgel, Assistant Director
Christy Adams, Senior Staff Accountant

Carlos Pacho, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:                             VisionChina Media Inc.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 27, 2012

File No. 001-33821

Dear Mr. Spirgel, Ms. Adams and Mr. Pacho:

VisionChina Media Inc. (the “Company”) confirms receipt of the comments on its Form 20-F for fiscal year 2011 from the Securities and Exchange Commission dated December 14, 2012 (the “Comment Letter”).  Due to the complexity of the comments received and the upcoming year-end holidays, the Company respectfully requests an extension to the deadline for its response.  The Company expects to provide its response to the Comment Letter no later than January 15, 2013.

If you have any questions, please contact the Company’s U.S. counsel, Mr. Chris Lin of Simpson Thacher & Bartlett, by phone at +852 2514-7650 (office) or +852 9198-4235 (cell) or by email at clin@stblaw.com.

Very truly yours,

/s/ Yan WANG
Yan Wang
Chief Financial Officer

Cc:                             Chris K.H. Lin, esq.

Simpson Thacher & Bartlett